SE

19011118

Securities and Exchange Commission
Trading and Markets

NOV 27 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 AND ENDING 09/30/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capfi Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE - SUITE 1350
(No. and Street)

Vienna (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark James Kimsey, CEO 917-734-3925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Judith Calder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capfi Partners LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHRISTOPHER B COHEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/27/20

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capfi Partners LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended September 30, 2019

Contents
For the Year Ended September 30, 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
CapFi Partners LLC
8000 Towers Crescent Drive, Suite 1350
Vienna, VA 22182

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapFi Partners LLC (the "Company") as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the CapFi Partners LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
November 5, 2019

Capfi Partners LLC

Statement of Financial Condition
September 30, 2019

ASSETS	
Cash	$ 121,216
Accounts receivable	11,566
Security deposit	3,081
Prepaid expenses	2,817
TOTAL ASSETS	$ 138,680
LIABILITIES AND MEMBER EQUITY	
LIABILITIES:	
Accounts payable	$ 59,425
TOTAL LIABILITIES	59,425
MEMBER EQUITY	79,255
TOTAL LIABILITIES AND MEMBER EQUITY	$ 138,680

See accompanying notes

Statement of Operations
For the Year Ended September 30, 2019

REVENUE:	
Advisory fees	$ 330,000
Private placement fees	266,562
Interest income	28
Total revenue	596,590
OPERATING EXPENSES:	
Commission expense	221,007
Travel expense	23,921
Professional fees	184,827
Occupancy	33,442
Meals and entertainment	12,118
Regulatory fees	10,094
Insurance expense	842
Office and other	12,273
Total expenses	498,524
NET INCOME	$ 98,066

See accompanying notes

Statement of Changes in Member Equity
For the Year Ended September 30, 2019

MEMBER EQUITY, October 1, 2018	$ 142,081
Capital distributions	(160,892)
Net income	98,066
MEMBER EQUITY, September 30, 2019	$ 79,255

Statement of Cash Flows
For the Year Ended September 30, 2019

OPERATING ACTIVITIES:	
Net income	$ 98,066
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	23,140
Increase in security deposits	(3,081)
Increase in prepaid expenses	(1,488)
Decrease in other receivables	15,674
Increase in accounts payable and accrued expenses	52,204
Net cash provided in operating activities	184,515
FINANCING ACTIVITIES:	
Capital distributions	(160,892)
Net cash used by financing activities	(160,892)
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,623
CASH AT BEGINNING OF YEAR	97,593
CASH AT END OF YEAR	$ 121,216

Supplemental Cash Flow Information

Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes

Notes to Financial Statements
For the Year Ended September 30, 2019

1. Organization and Nature of Business

CapFi Partners, LLC (the Company) is a Delaware limited liability company located in Virginia. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation - SIPC.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(d) Accounts Receivable
The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of September 30, 2019

(e) Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of the equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition
The Company recognizes revenue from advisory fees in the period received, generally when the assignment has been completed or as the advisory services are delivered.

(g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at September 30, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2015.

In addition, no income tax related penalties or interest have been recorded for the period January 1, 2019 through September 30, 2019.

Notes to Financial Statements
For the Year Ended September 30, 2019

3. Leases

The Company currently conducts its operations from facilities in Virginia. The lease agreement is dated July 11, 2019 and covers the period from August 1, 2019 through July 31, 2021.

The Company's minimum aggregate rental commitment over the term of the lease is as follows:

Year	Amount
2020	$18,482
2021	$15,402

Rental expense for the period October 1, 2018 through September 30, 2019 under this agreement was $33,884.

4. Credit Risk and Concentrations

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various high net wort individuals. There is no assurance of future revenues from these individuals as agreements can generally be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in a single financial institutions in amounts which, at times, exceeds federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. At Sepember 30, 2019 the Company had no uninsured balance.

Two of the Company's clients accounted for 100% of the Company's revenues in 2019.

5. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of Seprtember 30, 2019 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 3 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2019.

The Financial Industry Regulatory Authority (FINRA) commenced an inquiry pursuant to FINRA Rule 8210 of unspecified allegations of violations of the federal securities laws or FINRA, NASD, NYSE, or MSRB rules have occurred. The Company is not aware of any conduct by which it violated any law and has cooperated with the preliminary inquiry and has provided all requested documents and information.

Notes to Financial Statements
For the Year Ended September 30, 2019

6. Related Party Transactions

The Company has a non-exclusive agreement with the Estate of JVK to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The total amount of advisory fees earned during the year from this agreement were $300,000.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At Sepember 30, 2019, the Company had net capital of $61,791 which was $56,791 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 96%.

8. Lease Accounting

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after Decembr 15, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of October 1, 2019, the Company will record a right to use asset in the amount of $36,965, which will be offset by a liability in the amount of $36,965. There will be no impact to the Company's net capital, as the right of use asset will be allowable to the extent there is an offsetting lease obligation.

9. Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2019 and November 5, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2019

TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL	$ 79,255
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(17,464)
NET CAPITAL	$ 61,791
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 59,425
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 56,791
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 84,372
Percentage of aggregate indebtedness to net capital	96.17%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2019.

CapFi Partners LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

CapFi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended September 30, 2019, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provisions of 17 C.F.R & 240.15c3-3(k): [(2)(i)]
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Judith Calder, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Judith Calder
Title: Chief Compliance Officer

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
CapFi Partners LLC
8000 Towers Crescent Drive, Suite 1350
Vienna, VA 22182

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFi Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CapFi Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) CapFi Partners LLC stated that CapFi Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapFi Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 5, 2019

CAPFI PARTNERS LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended September 30, 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

CapFi Partners LLC
8000 Towers Crescent Drive, Suite 1350
Vienna, VA 22182

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CapFi Partners LLC and the SIPC, solely to assist you and SIPC in evaluating CapFi Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. CapFi Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CapFi Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CapFi Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
New York, NY
November 5, 2019

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Capfi Partners, LLC
1701 Pennsylvania Ave., NW, Suite 301
Washington, DC 20006

8-53406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Monique Romero (212) 668-8700

2. A.	General Assessment (item 2e from page 2)		$ 563
B.	Less payment made with SIPC-6 filed (exclude interest) October 4, 2019 (Date Paid)		(285)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		278
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 278
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 278	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capfi Partners, LLC
(Name of Corporation, Partnership or other organization)

Monique Romero
(Authorized Signature)

Financial and Operations Principal (FINOP)
(Title)

Dated the 10th day of October, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2018 and ending September 30, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$596,590
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	221,007
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	221,007
2d. SIPC Net Operating Revenues	$375,583
2e. General Assessment @ .0015 Rate effective 1/1/2017	$563 (to page 1, line 2.A.)

12/27